Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS

THIRD QUARTER 2007 OPERATING RESULTS

BILTHOVEN, THE NETHERLANDS, October 29, 2007 - ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2007 operating results in accordance with US GAAP.

•

Front-end achieved positive net earnings of EUR 0.3 million in the third quarter of 2007, excluding the expense resulting from early extinguishment of convertible debt of EUR 4.1 million, as compared to net earnings of EUR 2.8 million in the second quarter of 2007, excluding the expense resulting from early extinguishment of convertible debt of EUR 5.9 million.

•	Net sales of the third quarter of 2007 were EUR 253.5 million, similar to the second quarter of 2007 and up 19% from the third quarter of 2006.

•

Net earnings of the third quarter of 2007 were EUR 15.8 million, or EUR 0.28 diluted net earnings per share, as compared to net earnings of EUR 14.9 million, or EUR 0.26 diluted net earnings per share for the second quarter of 2007 and net earnings from continuing operations of EUR 13.9 million, or EUR 0.26 diluted net earnings from continuing operations per share for the third quarter of 2006.

•

Bookings in the third quarter of 2007 were EUR 197.7 million, down 13% from the second quarter of 2007. Bookings from our Front-end segment were down 17% and bookings from our Back-end segment were down 11%. Quarter-end backlog was EUR 186.8 million, down 23% from the end of the previous quarter.

•	Company to convene EGM to get authorization for issuance of new shares.

“For the 2007 third quarter, ASMI made progress in both its Front-end and Back-end operations,” commented Arthur del Prado, President and CEO of ASM International. “The successful implementation of our program to improve Front-end operating performance resulted in the third consecutive quarter of Front-end profitability, and should enable us to achieve our 2007 Front-end net operating targets during a period of soft demand for wafer processing equipment. At the same time, our Back-end operations once again reported record sales and earnings as our assembly and packaging group saw solid product line demand across a broad range customers and geographic markets.”

“Orders declined quarter-over-quarter in both Front-end and Back-end. Front-end orders were down 17% due to delays in customers’ capital commitments.” he added. “Back-end orders remained at a healthy level, down 11% when compared to the record second quarter surge of over 30%, and continue to reflect Back-end’s broad customer base that extends beyond the semiconductor industry.”

Three months ended September 30, 2007.

The following table shows the operating performance for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions, except earnings per share)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007		% Change Q3 2006 to Q3 2007
Net sales	213.4	254.7	253.5	—		19%
Gross profit	83.0	96.9	97.2	—		17%
Gross profit margin %	38.9%	38.0%	38.4%	0.4	% (1)	(0.5	)% (1)
Selling, general and administrative expenses	(29.2)	(32.9)	(33.3)	1%		14%
Research and development expenses	(21.9)	(21.5)	(21.2)	(1)%		(3)%
Amortization of other intangible assets	(0.2)	(0.1)	(0.1)	nm		nm

Earnings from operations	31.7	42.4	42.6	1%		34%
Net earnings from continuing operations	13.9	14.9	15.8	6%		14%
Net loss from discontinued operations	(0.8)	—	—	na		na

Net earnings	13.1	14.9	15.8	6%		21%
Diluted net earnings from continuing operations per share	0.26	0.26	0.28
Diluted net loss from discontinued operations per share	(0.02)	—	—

Diluted net earnings per share	0.24	0.26	0.28
New orders	184.5	226.9	197.7	(13)%		7%
Backlog at end of period	251.7	242.6	186.8	(23)%		(26)%

(1)	Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end	96.1	120.4	107.9	(10)%	12%
Back-end	117.3	134.3	145.6	8%	24%

Total net sales	213.4	254.7	253.5	—	19%

In the third quarter of 2007, net sales of wafer processing equipment (Front-end segment) represented 43% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 57% of total net sales.

Net sales of our Front-end segment decreased from the second quarter of 2007 in line with guidance. The decrease is primarily noticed in 200mm systems.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006 impacted total net sales negatively by 1% and 6% respectively.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Gross profit Q3 2006	Gross profit Q2 2007	Gross profit Q3 2007	Gross profit margin Q3 2006	Gross profit margin Q2 2007	Gross profit margin Q3 2007	Increase or (decrease) percentage points Q2 2007 to Q3 2007	Increase or (decrease) percentage points Q3 2006 to Q3 2007
Front-end	31.6	38.5	33.8	32.9%	32.0%	31.4%	(0.6)	(1.5)
Back-end	51.4	58.4	63.4	43.8%	43.5%	43.5%	—	(0.3)

Total gross profit	83.0	96.9	97.2	38.9%	38.0%	38.4%	0.4	(0.5)

The gross profit margin of our Front-end segment decreased from the second quarter of 2007 mainly due to lower volume, which is partly offset by positive developments in the product mix.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end	16.1	19.2	18.2	(5)%	12%
Back-end	13.1	13.7	15.1	10%	16%

Total selling, general and administrative Expenses	29.2	32.9	33.3	1%	14%

Selling, general and administrative expenses of our Front-end segment decreased from the second quarter of 2007 as a result of tight cost control and lower sales volumes.

As a percentage of net sales, selling, general and administrative expenses were 13% in the third quarter of 2007, 13% in the second quarter of 2007 and 14% in the third quarter of 2006.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end	14.4	13.8	13.3	(3)%	(8)%
Back-end	7.5	7.7	7.9	3%	6%

Total research and development expenses	21.9	21.5	21.2	(1)%	(3)%

As a percentage of net sales, research and development expenses in the third quarter of 2007 were 8%, 8% in the second quarter of 2007 and 10% in the third quarter of 2006.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end	1.0	5.5	2.3	(59)%	134%
Back-end	30.7	36.9	40.3	9%	31%

Total earnings from operations	31.7	42.4	42.6	1%	34%

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the third quarter of 2007 as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end	(2.4)	(3.1)	(3.8)	(23)%	(57)%
Back-end	15.5	18.0	19.6	9%	24%

Total net earnings	13.1	14.9	15.8	6%	21%

Net earnings for the Front end segment for the third quarter of 2006 includes a net loss of discontinued operations of EUR 0.9 million.

Excluding the expense resulting from early extinguishment of convertible debt of EUR 4.1 million, Front-end achieved positive net earnings in the third quarter of 2007 of EUR 0.3 million. In the second quarter of 2007, excluding the expense resulting from early extinguishment of convertible debt of EUR 5.9 million, Front-end achieved positive net earnings of EUR 2.8 million.

Nine months ended September 30, 2007.

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2006	2007	% Change
Net sales	654.6	718.3	10%
Gross profit margin	255.0	266.9	5%
Gross profit margin %	39.0%	37.2%	(1.8	)(1)
Selling, general and administrative expenses	(89.3)	(96.1)	8%
Research and development expenses	(63.9)	(62.5)	(2)%
Amortization of other intangible assets	(0.5)	(0.4)	Nm

Earnings from operations	101.3	107.9	7%
Net earnings from continuing operations	42.7	41.9	(2)%
Net loss from discontinued operations	(9.7)	—	na

Net earnings	33.0	41.9	27%
Diluted net earnings from continuing operations per share	0.80	0.74
Diluted net loss from discontinued operations per share	(0.18)	—

Diluted net earnings per share	0.62	0.74
New orders	684.5	670.8	(2)%
Backlog at the end of period	251.7	186.8	(26)%

(1)	Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	2006	2007	% Change
Front-end	298.1	344.6	16%
Back-end	356.5	373.7	5%

Total net sales	654.6	718.3	10%

In the nine months ended September 30, 2007, net sales of wafer processing equipment (Front-end segment) represented 48% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 52% of total net sales.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 impacted net sales negatively by 7%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	Gross profit 2006	Gross profit 2007	Gross profit margin 2006	Gross profit margin 2007	Increase or (decrease) percentage points
Front-end	92.9	107.3	31.2%	31.1%	(0.1)
Back-end	162.1	159.6	45.5%	42.7%	(2.8)

Total gross profit	255.0	266.9	39.0%	37.2%	(1.8)

The gross profit margin of our Back-end segment decreased due to currency developments, the cost of increasing manufacturing capacity and lower gross margins on leadframes.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	2006	2007	% Change
Front-end	49.3	55.5	12%
Back-end	40.0	40.6	2%

Total selling, general and administrative expenses	89.3	96.1	8%

As a percentage of net sales, selling, general and administrative expenses were 13% in the nine months ended September 30, 2007, compared to 14% in the nine months ended September 30, 2006.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	2006	2007	% Change
Front-end	41.9	40.2	(4)%
Back-end	22.0	22.3	1%

Total research and development expenses	63.9	62.5	(2)%

As a percentage of net sales, research and development expenses were 9% in the nine months ended September 30, 2007, compared to 10% in the nine months ended September 30, 2006.

Earnings from Operations. The following table shows earnings from operations for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	2006	2007	% Change
Front-end	1.2	11.2	860%
Back-end	100.1	96.7	(3)%

Consolidated earnings from operations	101.3	107.9	7%

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2007 compared to the same period in 2006:

(EUR millions)	Nine months ended September 30,
	2006	2007	% Change
Front-end	(17.7)	(5.7)	68%
Back-end	50.7	47.6	(6)%

Consolidated net earnings	33.0	41.9	27%

Net earnings for the Front-end segment for the nine months ended September 30, 2006 includes a net loss of discontinued operations of EUR 9.7 million.

Excluding the expense resulting from early extinguishment of convertible debt of EUR 10.0 million, Front-end achieved positive net earnings in the nine months ended September 30, 2007 of EUR 4.3 million.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2007 and the backlog at the end of the third quarter as compared to the second quarter of 2007 and the third quarter of 2006:

(EUR millions, except book-to-bill ratio)	Q3 2006	Q2 2007	Q3 2007	% Change Q2 2007 to Q3 2007	% Change Q3 2006 to Q3 2007
Front-end:
New orders for the quarter	87.0	81.9	68.3	(17)%	(21)%
Backlog at the end of the quarter	151.1	134.3	94.7	(29)%	(37)%
Book-to-bill ratio (new orders divided by net sales)	0.91	0.68	0.63
Back-end:
New orders for the quarter	97.5	145.0	129.4	(11)%	32%
Backlog at the end of the quarter	100.6	108.3	92.1	(15)%	(9)%
Book-to-bill ratio (new orders divided by net sales)	0.83	1.08	0.89
Total
New orders for the quarter	184.5	226.9	197.7	(13)%	7%
Backlog at the end of the quarter	251.7	242.6	186.8	(23)%	(26)%
Book-to-bill ratio (new orders divided by net sales)	0.86	0.89	0.78

The following table shows the level of new orders during the nine months ended September 30, 2006 and 2007 and the backlog at September 30, 2006 and 2007 and the percentage change:

(EUR millions, except book-to-bill ratio)	Nine months ended September 30,
	2006	2007	% Change
Front-end:
New orders	313	283.8	(10)%
Backlog at September 30	151	94.7	(37)%
Book-to-bill ratio (new orders divided by net sales)	1	0.82
Back-end:
New orders	370	387.0	4%
Backlog at September 30	100	92.1	(9)%
Book-to-bill ratio (new orders divided by net sales)	1	1.04
Total
New orders	684	670.8	(2)%
Backlog at September 30	251	186.8	(26)%
Book-to-bill ratio (new orders divided by net sales)	1	0.93

Liquidity and capital resources

Net cash provided by operations in the third quarter of 2007 was EUR 38.2 million as compared to net cash provided by operations of EUR 32.0 million in the third quarter of 2006. For the nine months ended September 30, 2007, net cash provided by operations was EUR 69.1 million compared to cash provided by operations of EUR 104.3 million for the same period in 2006. This development results primarily from increased working capital.

Net cash used in investing activities in the third quarter of 2007 was EUR 8.0 million, compared to EUR 8.2 million in the third quarter of 2006. For the nine months ended September 30, 2007, net cash used in investing activities was EUR 30.8 million compared to EUR 25.9 million for the same period in 2006. This developments result from increased capital expenditures, primarily in our Back-end segment.

Net cash used in financing activities in the third quarter of 2007 was EUR 40.3 million, compared to EUR 23.1 million in the third quarter of 2006. For the nine months ended September 30, 2007, net cash used in financing activities was EUR 85.9 million compared to EUR 43.5 million for the same period in 2006. The nine months ended September 30, 2007 included the purchase of treasury shares (EUR 8.2 million), the buy back of convertible debt (EUR 35.5 million) in 2007, and dividend paid (EUR 5.4 million). With the share repurchase, the buy back of convertible debt and the payment of dividend, we have completed the distribution of EUR 49.0 million ASMPT cash dividend received in 2007.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 271.2 million at June 30, 2007 to EUR 278.0 million at September 30, 2007. The increase is primarily the result of increased sales in our Back-end segment. The number of outstanding days of working capital, measured based on annual sales, decreased from 110 days at June 30, 2007 to 108 days at September 30, 2007. During the same period, our Front-end segment decreased from 128 days to 124 days, while our Back-end segment was stable at 92 days.

At September 30, 2007, our principal sources of liquidity consisted of EUR 141.9 million in cash and cash equivalents and EUR 105.1 million in undrawn bank lines. Approximately EUR 42.8 million of the cash and cash equivalents and EUR 27.1 million of the undrawn bank lines are restricted to use in our Back-end operations and EUR 10.9 million of the cash and cash equivalents and EUR 27.9 million in undrawn bank lines are restricted to use in our Front-end operations in Japan.

Company to convene EGM to get authorization for issuance of new shares

ASM International N.V. will convene an Extraordinary Meeting of Shareholders on December 3, 2007. The purpose of the shareholders meeting is to consider a proposal to authorize the board, for a period of 18 months, to issue common shares and grant subscriptions for common shares for a maximum not exceeding 15% of the existing issued share capital of the company. The proposal is intended to enable the board to enter into one or more financial transactions allowing the company to repurchase the company’s currently outstanding convertibles and/or to acquire our shares. If the proposal is accepted, such repurchase and/or acquisition of our shares can be fully or partly funded by issuing one or more new financial instruments, such as a convertible. In doing so, the board will ensure that the potential dilution of the shareholding of existing shareholders will be reduced, compared to the current potential dilution.

Outlook

Both ASMI Front-end and Back-end had a positive third quarter. Front-end made further progress on its road to consistent profitability. The net earnings year-to-date are EUR 4.3 million (excluding the expense from early extinguishment of convertible debt). Back-end showed another quarter of record sales (as measured in local currency) with superior margins and strong bookings.

Over the past few quarters, Front-end has experienced a slowdown in orders in line with a general market slowdown. We expect the order intake in the fourth quarter to increase compared to the previous quarter. Based on the order book per September 30, 2007, the recent order intake and the shorter lead times of orders, we expect sales in the fourth quarter to be only slightly below the third quarter sales. Regarding profitability, we are confident that Front-end will realize its target of positive net earnings for 2007 (excluding the expense from early extinguishment of convertible debt).

The Back-end has had good order intake in the third quarter, reflecting a positive market climate and underscoring our belief that Back-end continues to strengthen its market position. Following the very high order rate in the second quarter, we believe the eleven percent decline in third quarter bookings does not signal a slowdown in the Back-end market at this time. We therefore expect strong sales and profitability for our Back-end operations in the fourth quarter. This would indicate record sales and profitability for Back-end in 2007, as measured in local currency.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

TUESDAY, OCTOBER 30, 2007 at

10:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 866.966.5335 (toll free) or +1 646.843.4608
International:	+44 20.3023.4456
Participation pass code is 117327

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 13, 2007. The replay dial-in numbers are:

United States:	+1 866.583.1035
International	+44 20.8196.1998
Participation pass code is 117327

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(EUR thousands, except earnings per share data)	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	213,367	253,501	654,614	718,306
Cost of sales	(130,382)	(156,283)	(399,619)	(451,430)

Gross profit	82,985	97,218	254,995	266,876
Operating expenses:
Selling, general and administrative	(29,227)	(33,272)	(89,286)	(96,072)
Research and development	(21,919)	(21,224)	(63,891)	(62,478)
Amortization of other intangible assets	(102)	(137)	(513)	(420)

Total operating expenses	(51,248)	(54,633)	(153,690)	(158,970)

Earnings from operations	31,737	42,585	101,305	107,906
Net interest expense	(1,310)	(938)	(4,703)	(2,964)
Expense resulting from early extinguishment of debt	—	(4,139)	—	(10,049)
Foreign currency transaction losses	(312)	(440)	(1,191)	(1,164)

Earnings from continuing operations before income taxes and minority interest	30,115	37,068	95,411	93,729
Income tax expense	(2,777)	(4,050)	(8,820)	(10,208)

Earnings from continuing operations before minority interest	27,338	33,018	86,591	83,521
Minority interest	(13,417)	(17,191)	(43,919)	(41,634)

Net earnings from continuing operations	13,921	15,827	42,672	41,887
Loss from discontinued operations before income taxes	(866)	—	(9,647)	—
Income tax expense	—	—	—	—

Net loss from discontinued operations	(866)	—	(9,647)	—

Net earnings	13,055	15,827	33,025	41,887

Net earnings (loss) per share:
Basic net earnings from continuing operations	0.26	0.29	0.80	0.78
Basic net loss from discontinued operations	(0.02)	—	(0.18)	—
Basic net earnings	0.24	0.29	0.62	0.78
Diluted net earnings from continuing operations	0.26	0.28	0.80	0.74
Diluted net loss from discontinued operations	(0.02)	—	(0.18)	—
Diluted net earnings	0.24	0.28	0.62	0.74

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	53,474	54,005	53,332	53,956
Diluted (1)	65,426	64,631	60,618	65,364

(1)	The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. For the nine months ended September 30, 2006, the effect of a potential conversion of convertible subordinated debt into 4,682,133 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average numbers of common shares and net earnings for these periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31, 2006	September 30, 2007
		(unaudited)
Assets
Cash and cash equivalents	193,872	141,887
Accounts receivable, net	198,359	242,916
Inventories, net	197,089	214,832
Income taxes receivable	49	67
Deferred tax assets	3,140	2,947
Other current assets	24,009	31,941

Total current assets	616,518	634,590
Debt issuance costs	3,938	2,586
Deferred tax assets	1,052	1,307
Other intangible assets	4,948	4,755
Goodwill, net	54,576	51,162
Property, plant and equipment, net	151,265	147,486

Total Assets	832,297	841,886

Liabilities and Shareholders’ Equity
Notes payable to banks	19,657	15,024
Accounts payable	99,841	109,354
Accrued expenses	70,773	75,600
Advance payments from customers	8,095	11,211
Deferred revenue	13,652	15,469
Income taxes payable	15,952	22,034
Current portion of long-term debt	7,344	15,465

Total current liabilities	235,314	264,157
Pension liabilities	3,490	3,737
Deferred tax liabilities	620	682
Long-term debt	19,267	15,381
Convertible subordinated debt	182,232	144,313

Total Liabilities	440,923	428,270
Minority interest	114,916	107,967
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value EUR 0.04, issued and outstanding 53,828,745 and 54,005,214 shares	2,153	2,160
Financing preferred shares, issued none	—	—
Preferred shares, issued none	—	—
Capital in excess of par value	316,745	319,481
Treasury shares at cost	—	(4,683)
Retained earnings	18,748	54,973
Accumulated other comprehensive loss	(61,188)	(66,282)

Total Shareholders’ Equity	276,458	305,649

Total Liabilities and Shareholders’ Equity	832,297	841,886

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
(EUR thousands)	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	13,055	15,827	33,025	41,887
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,942	8,311	27,342	25,040
Amortization of other intangible assets	522	351	1,494	1,046
Impairment and disposal of discontinued operations	—	—	3,333	—
Amortization of debt issuance costs	160	199	659	653
Compensation expense employee stock option plan	394	511	1,018	1,327
Compensation expense employee share incentive scheme ASMPT	2,244	2,531	5,542	5,750
Deferred income taxes	(191)	(104)	513	(180)
Expense resulting from early extinguishment of debt	—	4,139	—	10,049
Minority interest	13,417	17,191	43,919	41,634
Changes in other assets and liabilities:
Accounts receivable	(4,172)	(7,686)	(12,790)	(55,666)
Inventories	(11,951)	(7,191)	(21,377)	(30,219)
Other current assets	(1,195)	572	(3,389)	(9,496)
Accounts payable and accrued expenses	10,575	(687)	15,213	23,405
Advance payments from customers	(3,501)	1,867	1,345	3,784
Deferred revenue	1,225	(1,574)	2,591	2,205
Pension liabilities	102	185	133	432
Income taxes	2,409	3,793	5,714	7,441

Net cash provided by operating activities	32,035	38,235	104,285	69,092

Cash flows from investing activities:
Capital expenditures	(8,280)	(9,772)	(24,181)	(32,177)
Purchase of other intangible assets	(357)	(164)	(2,442)	(646)
Acquisition of business	(150)	—	(806)	—
Proceeds from sale of property, plant and equipment	579	1,940	1,552	2,046

Net cash used in investing activities	(8,208)	(7,996)	(25,877)	(30,777)

Cash flows from financing activities:
Notes payable to banks, net	1,772	(2,075)	2,781	(3,801)
Proceeds of long-term debt and subordinated debt	2,048	8,554	2,048	9,758
Repayments of long-term debt and subordinated debt	(908)	(15,794)	(4,204)	(40,028)
Purchase of treasury shares	—	(4,667)	—	(8,162)
Proceeds from issuance of common shares and exercise of stock options	222	1,060	6,960	4,630
Dividend to minority shareholders ASMPT	(26,255)	(21,980)	(51,125)	(42,900)
Dividend to shareholders ASMI	—	(5,397)	—	(5,397)

Net cash used in financing activities	(23,121)	(40,299)	(43,540)	(85,900)
Exchange rate effects	(408)	(1,481)	(8,094)	(4,400)

Net increase (decrease) in cash and cash equivalents	298	(11,541)	26,774	(51,985)
Cash and cash equivalents at beginning of period	161,476	153,428	135,000	193,872

Cash and cash equivalents at end of period	161,774	141,887	161,774	141,887

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	(1,034)	(804)	2,546	1,406
Income taxes, net	559	361	2,593	2,947

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.35% at September 30, 2007, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Front-end	Back-end	Total
Three months ended September 30, 2006	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	96,062	117,305	213,367
Gross profit	31,628	51,357	82,985
Earnings from operations	965	30,772	31,737
Net interest income (expense)	(2,182)	872	(1,310)
Foreign currency transaction losses	(166)	(146)	(312)
Income tax expense	(190)	(2,587)	(2,777)
Minority interest	—	(13,417)	(13,417)
Net earnings (loss) from continuing operations	(1,573)	15,494	13,921
Net loss from discontinued operations	(866)	—	(866)
Net earnings (loss)	(2,439)	15,494	13,055
Capital expenditures and purchase of other intangible assets	2,724	5,913	8,637
Depreciation and amortization	5,210	4,254	9,464

Three months ended September 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	107,926	145,575	253,501
Gross profit	33,851	63,367	97,218
Earnings from operations	2,260	40,325	42,585
Net interest income (expense)	(1,516)	578	(938)
Expense resulting from early extinguishment of debt	(4,139)	—	(4,139)
Foreign currency transaction gains (losses)	(530)	90	(440)
Income tax benefit (expense)	96	(4,146)	(4,050)
Minority interest	—	(17,191)	(17,191)
Net earnings (loss)	(3,829)	19,656	15,827
Capital expenditures and purchase of other intangible assets	1,760	8,176	9,936
Depreciation and amortization	3,922	4,740	8,662

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(EUR thousands, except headcount)	Front-end	Back-end	Total
Nine months ended September 30, 2006	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	298,145	356,469	654,614
Gross profit	92,863	162,132	254,995
Earnings from operations	1,166	100,139	101,305
Net interest income (expense)	(7,198)	2,495	(4,703)
Foreign currency transaction losses	(1,074)	(117)	(1,191)
Income tax expense	(937)	(7,883)	(8,820)
Minority interest	—	(43,919)	(43,919)
Net earnings (loss) from continuing operations	(8,043)	50,715	42,672
Net loss from discontinued operations	(9,647)	—	(9,647)
Net earnings (loss)	(17,690)	50,715	33,025
Capital expenditures and purchase of other intangible assets	13,516	13,107	26,623
Depreciation and amortization	15,857	12,979	28,836
Impairment and disposal of discontinued operations	3,333	—	3,333
Cash and cash equivalents	91,555	70,219	161,774
Capitalized goodwill	25,851	43,799	69,650
Other intangible assets	9,621	—	9,621
Other identifiable assets	340,444	257,480	597,924
Total assets	467,471	371,498	838,969
Total debt	239,721	1,178	240,899
Headcount in full-time equivalents (1)	1,787	8,806	10,593

Nine months ended September 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	344,616	373,690	718,306
Gross profit	107,294	159,582	266,876
Earnings from operations	11,194	96,712	107,906
Net interest income (expense)	(5,079)	2,115	(2,964)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency transaction gains (losses)	(1,334)	170	(1,164)
Income tax expense	(449)	(9,759)	(10,208)
Minority interest	—	(41,634)	(41,634)
Net earnings (loss)	(5,717)	47,604	41,887
Capital expenditures and purchase of other intangible assets	7,717	25,106	32,823
Depreciation and amortization	12,358	13,728	26,086
Cash and cash equivalents	99,045	42,842	141,887
Capitalized goodwill	13,706	37,456	51,162
Other intangible assets	3,915	840	4,755
Other identifiable assets	343,826	300,256	644,082
Total assets	460,492	381,394	841,886
Total debt	190,169	14	190,183
Headcount in full-time equivalents (1)	1,868	10,046	11,914

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2006.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

FIN 48

On January 1, 2007 ASMI adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption of FIN 48 will be accounted for as a cumulative-effect adjustment recorded in the beginning balance of retained earnings. ASMI is in the process of determining the impact of adopting FIN 48 on its Consolidated Financial Statements.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to accounting for goodwill, accounting for minority interest, accounting for convertible subordinated notes, accounting for development expenses, accounting for option plans and accounting for pension plans.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings Three months ended September 30,		Net earnings Nine months ended September 30,
(EUR thousands, except per share data)	2006	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	13,055	15,827	33,025	41,887
Adjustments for IFRS:
Goodwill	—	—	—	—
Classification of minority interest	13,417	17,191	43,919	41,634
Convertible subordinated notes	(1,421)	(3,797)	(7,181)	(9,282)
Development expenses	2,339	3,820	7,318	11,271
Option plans	(66)	—	92	6

Total adjustments	14,269	17,214	44,148	43,629
IFRS	27,324	33,041	77,173	85,516

IFRS allocation of net earnings:
Shareholders	13,907	15,850	33,254	43,882
Minority interest	13,417	17,191	43,919	41,634
Net earnings per share:
Basic	0.26	0.29	0.62	0.81
Diluted	0.26	0.29	0.62	0.81

(EUR thousands)	Equity December 31, 2006	Equity September 30, 2007
		(unaudited)
US GAAP	276,458	305,649
Adjustments for IFRS:
Goodwill	(10,575)	(9,896)
Classification of minority interest	114,916	107,967
Convertible subordinated notes	28,330	19,048
Development expenses	19,065	28,854
Pension plans	860	822

Total adjustments	152,596	146,795
IFRS	429,054	452,444